U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)


                                     FORM 4

       Filed pursuant to Section 16(a) of the  Securities  Exchange Act of 1934,
       Section  17(a)  of the  Public  Utility  Holding  Company  Act of 1935 or
       Section 30(f) of the Investment Company Act of 1940

1.     Name and Address of Reporting Person

       Westgate International, L.P.
       c/o Midland Bank Trust Corporation (Cayman) Limited
       P.O. Box 1109, Mary Street
       Grand Cayman, Cayman Islands, BWI

2.     Issuer Name and Ticker Trading Symbol

       Bradlees, Inc. (BRAD)

3.     IRS or Social Security Number of Reporting Person (Voluntary)

4.     Statement for (Month/Day/Year)

       3/99

5.     If Amendment, Date of Original (Month/Year)

6.     Relationship of Reporting Person to Issuer (Check all applicable)

       [ ] Director [ ] Officer  (give title below) [ ] Chairman [x] 10% Owner
       [ ] Other (specify below)

7.     Individual or Joint/Group Filing (Check applicable line)

       [x] Form filed by one Reporting Person [ ] Form filed by more than one Reporting Person










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Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.     Title of Security (Instr. 3)

             (a) - (q) Common Stock

2.     Transaction Date (Month/Day/Year)

             (a) 3/01/99         (g) 3/18/99            (m) 3/26/99
             (b) 3/01/99         (h) 3/22/99            (n) 3/29/99
             (c) 3/10/99         (i) 3/23/99            (o) 3/30/99
             (d) 3/11/99         (j) 3/23/99            (p) 3/30/99
             (e) 3/16/99         (k) 3/24/99            (q) 3/31/99
             (f) 3/17/99         (l) 3/25/99

3.     Transaction Code (Inst. 8)

       Code
             (a) - (q) S

       V

4.     Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

       (a) Amount          100,000    (g)      Amount           50,000
           (A) or (D)      D                   (A) or (D)       D
           Price           $2.73               Price            $3.03

       (b) Amount          5,000      (h)      Amount           46,364
           (A) or (D)      D                   (A) or (D)       D
           Price           $3.00               Price            $3.49

       (c) Amount          17,500     (i)      Amount           300
           (A) or (D)      D                   (A) or (D)       D
           Price           $3.00               Price            $4.22

       (d) Amount          8,500      (j)      Amount           60,000
           (A) or (D)      D                   (A) or (D)       D
           Price          $3.00                Price            $4.02

       (e) Amount          25,000     (k)      Amount           11,000
           (A) or (D)      D                   (A) or (D)       D
           Price           $2.94               Price            $4.06

       (f) Amount          29,000     (l)      Amount           2,500
           (A) or (D)      D                   (A) or (D)       D
           Price           $2.94               Price            $4.00




                                  (Page 2 of 4)

       (m) Amount          20,000      (p)      Amount          30,000
           (A) or (D)      D                    (A) or (D)      D
           Price           $4.00                Price           $4.02

       (n) Amount          10,000      (q)      Amount          45,000
           (A) or (D)      D                    (A) or (D)      D
           Price           $4.08                Price           $3.60

       (o) Amount          3,800
           (A) or (D)      D
           Price           $4.06

5.     Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

             (a) - (q) 379,200 shares of Common Stock

6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)

             D

7.     Nature of Indirect Beneficial Ownership (Instr. 4)

             N/A


Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

















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Table II  -  Derivative Securities Acquired, Disposed of, or Beneficially Owned
             (e.g. puts, calls, warrants, options, convertible securities)


1.     Title of Derivative Security (Instr. 3)

2.     Conversion or Exercisable Price of Derivative Security

3.     Transaction Date (Month/Day/Year)

4.     Transaction Code (Instr. 8)

       Code
       V

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

       (A)
       (D)

6.     Date Exercisable and Expiration Date (Month/Day/Year)

       Date Exercisable
       Expiration Date

7.     Title and Amount of Underlying Securities (Instr. 3 and 4)

       Title
       Amount or Number of Shares

8.     Price of Derivative Security (Inst. 5)

9.     Number of Derivative Securities Beneficially Owned at End of Month
       (Instr. 4)

10.    Ownership Form of Derivative Security: Direct (D) or Indirect (I)
       (Instr. 4)

11.    Nature of Indirect Beneficial Ownership (Instr. 4)

Explanation of Responses:

** Intentional misstatement or omissions of facts constitute Federal Criminal
   Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

             WESTGATE INTERNATIONAL, L.P.

             By: Martley International, Inc., Attorney-in-fact


             By: /s/  Paul E. Singer                           April 6, 1999
                 -----------------------------------------------------------
                  Paul E. Singer, President
                 **Signature of Reporting Person                        Date

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